11020113

SECURI[...] [...]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASHINGTON, D.C.

SEC FILE NUMBER
8- 29620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa O'Leary (212) 208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teresa O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine & Co., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SVP/CFO
Title

Notary Public

Patrick L. Basilice, Esq.
Notary Public
Nassau County, New York
02BA6115052
My Commission Expires Sept. 13, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chapdelaine & Co.
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 5,888,868
Receivable and deposit with clearing broker and broker-dealers	1,222,544
Prepaid and deferred taxes	145,201
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,708,320	1,806,598
Other assets	1,263,665
Total assets	$ 10,326,876
Liabilities and Partners' Equity	
Liabilities	
Account payable and accrued expenses	$ 6,090,925
Total liabilities	6,090,925
Commitments and contingencies (Note 4)	
Partners' equity	4,235,951
Total liabilities and partners' equity	$ 10,326,876

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Chapdelaine & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is fully owned by two entities, Chapdelaine Municipal Brokers Inc. ("CMBI") and Chapdelaine & Co. Municipal Securities Inc. "(CMSI").

The Company was organized as a partnership in New York State in 1983. The Company is headquartered in New York City, New York with additional offices located in Chicago, IL, Boca Raton, FL and Charlotte, NC. The Company's products include Municipals, Corporates, Agencies and US Treasuries.

The Company operates an internet-based bid wanted system for the purpose of displaying bid wanted and offerings in Municipal products. The Company acts in principal capacity in transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. Transactions executed with broker-dealers and others are cleared on a fully disclosed basis through Pershing LLC.

2. Significant Accounting Policies

Basis of Financial Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Effective for the year ended December 31, 2010, the Financial Accounting Standards Board Accounting Standards Codification (the "Codification") is the single source of authoritative literature of GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the Securities and Exchange Commission. New accounting guidance is now issued in the form of Accounting Standards Updates ("ASU"), which update the Codification.

Fiscal Year

The Company filed a request seeking permission to change its fiscal year end from June 30th to December 31st, As a result of that request being approved by the regulators the Company is filing a six month audited report for the period ending December 31, 2010.

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2010, the majority of cash was held in several accounts at three major financial institutions based in the United States. These cash amounts were in excess of the Federal Depository Insurance Corporation ("FDIC") limit.

Receivables and Deposit with Clearing Broker and Broker-Dealers
Receivables and deposit with clearing broker and broker-dealers consist of the following at December 31, 2010:

Deposit with clearing broker	$ 260,014
Commission receivable from clearing broker	415,542
Commission receivable from broker-dealers	546,988
	$ 1,222,544

Property, Leasehold Improvements, and Equipment
Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under operating leases is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

Income Taxes
As a partnership, the Company is not subject to income tax in any of the jurisdictions in which it operates except for unincorporated business taxes in the New York City. Instead, the partners of the Company are liable for the taxes on their share of the Company's income.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted rates applicable to future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

On January 1, 2009, the Company adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded in the current year at the largest amount of benefit that will more likely than not be realized upon settlement. The Company policy is to accrue interest and penalties associated with unrecognized tax benefits in income tax expense in the Statements of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

3. Other Assets

Other assets in the statement of financial condition at December 31, 2010 consist of the following:

Prepaid expenses	$ 335,831
Advance to partner	750,000
Advances to other employees	131,672
Deposits	46,162
Total other assets	$ 1,263,665

4. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Company signed a new office space lease on November 1, 2010 and is scheduled to take occupancy in March 1, 2011. The Company is obligated under leases for its office space expiring at various dates through December 31, 2025.

Future minimum annual rental commitments under the lease are as follows:

For the year ending December 31,	
2011	$ 2,198,754
2012	2,213,293
2013	2,190,162
2014	2,191,000
2015	2,638,385
2015–2025	33,774,825
	$ 45,206,419

Pending Claims

Chapdelaine & Co. and one of its divisions, Chapdelaine Credit Partners (collectively, "Chapdelaine") are named as defendants in an action pending in the New York Supreme Court for the County of New York, pursuant to a complaint file on or about March 31, 2010 (the "Complaint") by CRT Capital Group LLC as plaintiff ("CRT") asserting claims for damages in connection with an alleged breach of a mutual confidentiality and nonsolicitation agreement executed by the parties in November of 2009. Chapdelaine filed its answer denying the allegations alleged in the Complaint on or about April 20, 2010, and is currently awaiting a response from the Plaintiff. Chapdelaine believes that this suit is without merit and intends to vigorously defend the case.

5. Related Party Transactions

The Company has made various advances to employees and an officer, primarily for advances on commissions, which amounts to $881,672 at December 31, 2010.

6. Property, Equipment and Software

Property, equipment and software at December 31, 2010 consist of the following:

Furniture, fixtures and office equipment	$ 1,639,264
Computer equipment	1,828,052
Capitalized software	47,602
	3,514,918
Accumulated depreciation and amortization	(1,708,320)
Property, equipment and software, net	$ 1,806,598

7. Off Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $260,014 with its clearing broker.

The Company is engaged in various trading and brokerage activities in which counterparties primarily including broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company considers significant customers to be those who account for 10% or more of volume handled by the Company. For the six month period ended December 31, 2010, no customers were deemed significant.

8. Income Tax

For the six months ended December 31, 2010, the Company's effective tax rate of (0.5%) differs from the applicable statutory New York City Unincorporated Business tax rate of 4% primarily because of nondeductible officer's compensation and meal and entertainment expenses adjustments.

The Company has a deferred tax asset balance of approximately $4,000 at December 31, 2010 related to depreciable assets.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended December 31, 2010, and no liabilities for uncertain tax positions at December 31, 2010.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company has open tax years for U.S. federal income tax and various state and local filings for calendar tax years ending 2007 through 2010. The Company is currently not under examination in any taxing jurisdictions.

9. Subsequent Events

The Company has performed an evaluation of subsequent events and has determined that no additional items require disclosure, except as described below.

In January 2009, the Company began the operations of Chapdelaine Credit Partners, a division of the Company with dedicated focus on less liquid credit sectors within the investment grade, high yield, bank loan, distressed and structured credit products. As a result of a change in the Company's business model, the Company closed this division in January 2011.

The Company entered into an amendment to its lease agreement for its headquarters in New York on November 1, 2010, and the Company expects to take possession of the space in March 2011. Future lease commitments are described in Footnote 4.

Chapdelaine & Co.

Statement of Financial Condition
December 31, 2010

Chapdelaine & Co.
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Partners of
Chapdelaine & Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chapdelaine & Co. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us